U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.  Name and Address of Reporting Person: Louis M. Haynie
     2726 Wasatch Drive, #8, Salt Lake City, Utah 84108
2.  Issuer Name and Ticker or Trading Symbol: Amerityre Corporation (AMTY)
3.  IRS or Social Security Number of Reporting Person (Voluntary):
4.  Statement for (Month/Day/Year): 12/12/02
5.  If Amendment, Date of Original (Month/Day/Year):
6.  Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director ( ) Officer, give title below ( ) 10% Owner ( ) Other
     Title:
7.  Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned
1. Title of Security: Common Stock
2. Transaction Date (Month/Day/Year): 12/12/02
3. Transaction Code: J
4. Securities Acquired (A) or Disposed of (D):
               24,500 shares (D) as bona fide gift
5. Amount of Securities Beneficially Owned Following Reported Transaction(s):
               452,000 shares
6. Ownership Form: Direct(D)or Indirect(I): (D) 450,000  (I) 2,000
7.  Nature of Indirect Beneficial Ownership: 2,000 shares owned by spouse

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED
1. Title of Derivative Security: Option
2. Conversion or Exercise Price of Derivative Security: $4.00 per share
3. Transaction Date (Month/Day/Year): n/a
4. Transaction Code: n/a
5. Number of Derivative Securities Acquired (A) or Disposed of (D): n/a
6. Date Exercisable and Expiration Date (Month/Day/Year):
   Date Exercisable: April 1, 2002
   Expiration Date: April 1, 2005
7. Title and Amount of Underlying Securities: Common Stock 200,000 shares
8. Price of Derivative Security: n/a
9. Number of Derivative Securities Beneficially Owned at End of Month:
   Option to acquire 200,000 shares
10. Ownership Form of Derivative Security, Direct (D) or Indirect (I): (D)
11.  Nature of Indirect Beneficial Ownership: n/a

Explanation of Responses:

Mr. Haynie transferred the above shares as a bona fide gift. He received no consideration for the gift.

Signature of Reporting Person: /S/ Louis M. Haynie
Date: 12/12/02